SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009 (report no. 3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE FIRST PARAGRAPH OF THE PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981 and 333-153230),  AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Zeev Bregman to Join NICE Systems as Chief Executive Officer, Dated July 28, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: July 28, 2009

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EXHIBIT INDEX

99.1 Press Release: Zeev Bregman to Join NICE Systems as Chief Executive Officer, Dated July 28, 2009.

Zeev Bregman to Join NICE Systems as Chief Executive Officer

Current CEO Haim Shani will step down to start a formal nomination process to the position of General Manager of the Ministry of Finance of the State of Israel

Ra`anana, Israel, July 28, 2009, NICE Systems Ltd. (NASDAQ: NICE) announced that its Board of Directors today appointed Mr. Zeev Bregman as Chief Executive Officer, replacing Haim Shani who has decided to move into public service. Mr. Bregman will join NICE on September 1st, 2009 and will assume office by November 1st. Mr. Shani will continue to lead the Company during the transition period.

Zeev Bregman served as CEO of Comverse Inc., a global software provider of value added services and billing solutions between 2001 and 2007. Mr. Bregman joined Comverse in 1987 as a software programmer and prior to his becoming CEO of Comverse Inc., served in various R&D, sales, marketing, and management positions within the company, including Vice President Head of the EMEA division, Vice President and Head of the Messaging division, and Chief Operating Officer.

As CEO of Comverse Inc., Mr. Bregman orchestrated the company`s transition from a single product voice mail company to a global, multi-product value added services and billing solutions provider, and achieved annual revenues of over $1 billion through organic and non-organic growth.

Ron Gutler, Chairman of the Board of NICE Systems said: "We are fortunate to appoint Zeev Bregman to lead NICE and believe that his talent, skill set and vast experience make him the most suitable candidate to lead NICE at this time and take us to the next phase of growth."

Mr. Gutler continued: "On behalf of the Board of Directors, I would like to thank Haim Shani for his tremendous contribution to the growth and success of NICE during the past nine years.  Mr. Shani is the leader and visionary behind the outstanding growth of NICE and our position as the worldwide leader in our market space. We wish him success in his new endeavors in public service."

Zeev Bregman said: "I am very excited to have the opportunity to join NICE and lead its winning team and highly skilled management. NICE is a successful, innovative and strong company, with great people, cutting-edge technologies, loyal customers and partners, with a bright future ahead of it."

Haim Shani, the departing Chief Executive Officer of NICE, commented: "After 27 years in the high-tech industry I am honored to accept the offer to move into the Public Sector and contribute my experience to the economy of the State of Israel. I am leaving NICE in the best possible hands. I am confident that Zeev, whom I have known for years, will continue to lead NICE to new heights. I look forward to a smooth transition and wish Zeev and the great NICE family continued success."

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) and the resulting uncertainties; the departure of the Company's chief executive officer and the integration of a new individual into such role; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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